THE CEREGHINO GROUP
CORPORATE INVESTOR RELATIONS
5333 – 15TH AVENUE SOUTH, SUITE 1500
SEATTLE, WA 98108
206.762.0993
www.stockvalues.com

CONTACT: John Valaas, President & CEO
Roger Mandery, Executive VP & CFO
425.455.7300

NEWS RELEASE

FIRST MUTUAL BANCSHARES POSTS 50th CONSECUTIVE QUARTER OF RECORD EARNINGS; FIRST QUARTER NET INCOME UP 12%, CREDIT QUALITY REMAINS EXCELLENT

BELLEVUE, WA – April 26, 2005 – First Mutual Bancshares, Inc., (Nasdaq: FMSB) the holding company for First Mutual Bank, today reported that continued strong loan production contributed to 19% revenue growth and the company's 50th consecutive quarter of record year-over-year earnings growth. Net income increased 12% for the first quarter ended March 31, 2005, to $2.6 million, or $0.47 per diluted share, compared to $2.3 million, or $0.42 per diluted share in the first quarter a year ago. All per share data has been adjusted to reflect the 10% stock dividend issued in April 2004.

Financial highlights for the first quarter of 2005, compared to a year ago include:

1. Revenues increased 19%, reflecting sizable gains in both components.
2. Noninterest income grew 53%.
3. Total deposits grew 14%.
4. Net interest margin improved by 5 basis points to 4.08%.
5. Loan originations increased 15% to $118 million.
6. Gain on sale of loans grew 52%, reflecting particularly strong loan sales in the Sales Finance Division.
7. Credit quality remains excellent, with non-performing assets equaling just 0.09% of total assets.
8. Return on average equity was 17.2% and return on assets was 1.02%.

Management will host an analyst conference call tomorrow morning, April 27, at 7:00 am PDT (10:00 am EDT) to discuss the results. Investment professionals are invited to dial (303) 262-2130 to participate in the live call. All current and prospective shareholders are welcome to listen to the live call or the replay through a webcast posted on the bank's website, www.firstmutual.com, where it will be archived for one month. A telephone replay will also be available for a month, beginning approximately two hours after the conclusion of the call, at (303) 590-3000 and using passcode 11027234#.

"We have continued our streak of increasing year-over-year profits for 50 consecutive quarters by following a basic banking strategy: growing high-performing business banking and residential loan portfolios while diversifying risk through loan sales," stated John Valaas, President and CEO. "Going forward we will remain focused on maintaining our credit quality while building upon our strong foundation to improve profitability. Continued solid loan production contributed to another quarter of record profits and a good start on the year."

First Mutual generated a 17.2% return on average equity (ROE) in the quarter ended March 31, 2005, compared to 17.7% in the first quarter last year, and return on average assets was 1.02%, versus 1.05% a year ago.

Loan originations increased 15% to $118 million in the first quarter of 2005, from $102 million in the same quarter last year. Net portfolio loans were up 8% to $812 million, from $755 million at the end of March last year, and total assets increased 12% to $1.02 billion, from $909 million a year ago.

Credit quality remains strong, with total non-performing assets (NPAs) declining to $957,000 at the end of March 2005, representing 0.09% of total assets. The provision for loan losses was $400,000 in the first quarter of 2005, with net charge offs of $211,000. As a result, the loan loss reserve grew to $9.5 million, or 1.14% of gross loans, from $8.6 million, or 1.12% of gross loans at the end of the first quarter last year.

Income property loans were 40% of First Mutual's loan portfolio at the end of March 2005, compared to 45% a year earlier. Business banking grew to 12% of total loans, from 11% a year ago, while commercial construction loans remained unchanged at 3% of loans. Single-family mortgage loans, generally non-conforming and including loans held for sale, increased to 23% of the portfolio at quarter-end, compared to 19% at the end of the first quarter last year, and single-family construction loans remained constant at nearly 11% of total loans. Consumer loans, largely home improvement loans originated on a national scale through the Sales Finance Division, remained flat at 11% of the loan portfolio, due to $10.6 million in loan sales in the first quarter alone.

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"We have continued to use Federal Home Loan Bank advances to help fund our loan growth," Valaas said. "Although we were successful in adding new checking accounts, the competition for deposits drove rates up dramatically, and customers are choosing to lock in those rates with long-term time deposits. While we have managed to expand our net interest margin slightly, our cost of funds has gone up as well."

Total deposits grew 14% to $692 million, compared to $604 million at the end of the first quarter last year. Core deposits grew by 17%, or $35.8 million, while time deposits increased by 13%, or $51.5 million over the past year. As a result of the relatively balanced growth, core deposits remained flat from a year ago at 36% of total deposits.

The net interest margin improved to 4.08%, compared to 3.99% in the previous quarter and 4.03% in the first quarter last year. Reflecting the rising interest rate environment, the yield on earning assets grew to 6.16% in the March 2005 quarter, compared to 5.98% in the December 2004 quarter, and 5.91% in the March 2004 quarter. The cost of interest-bearing liabilities increased to 2.36% in the first quarter, from 2.13% in the fourth quarter of 2004 and from 2.09% in the first quarter of 2004.

"Revenues increased 19% to $11.2 million in the quarter, from $9.4 million a year ago, including a significant increase in noninterest income," Valaas said. "The gain on sale of loans rose to $525,000, compared to $345,000 in the first quarter of 2004, and since we typically continue to service the sales finance loans that we sell, servicing fees grew to $326,000 in the quarter, compared to $33,000 a year ago. Each of these increases more than offset the lack of gain on sales of investments, which was $71,000 in the first quarter of 2004."

Net interest income and noninterest income, the two components of revenues, increased 15% and 53%, respectively. Net interest income was $9.8 million in the first quarter of 2005, compared to $8.5 million a year prior, and noninterest income was $1.4 million, up from $898,000 in the first quarter last year. Noninterest expense increased 22% to $6.9 million, from $5.6 million a year prior.

"While noninterest expense grew 22% over the first quarter last year, it is basically unchanged from the preceding quarter," Valaas said. "I expect that operating expenses will be relatively flat on a sequential-quarter basis in the second quarter, as well, and we will continue to work on keeping our operating expenses in check." The efficiency ratio was 61.4% in the first quarter of 2005, compared to 60.1% a year ago.

First Mutual's consistent performance has garnered attention from a number of sources. In 2004, the company was ranked #23 in the Top 200 Publicly Traded Banks with less than $1 billion in assets by U.S. Banker magazine, based on its three-year ROE. Keefe, Bruyette & Woods named First Mutual to its Honor Roll for the company's 10-year earnings per share growth rate, and Sandler O'Neill's 2004 Bank and Thrift Sm-All Stars named First Mutual among the top 30 performing small banks in the country, among the 592 with market capitalizations below $2 billion. In May, First Mutual Bank was named Eastside Business of the Year in the 2004 Eastside Business Awards, sponsored by the Bellevue Chamber of Commerce.

First Mutual Bancshares, Inc. is the holding company for its wholly owned subsidiary, First Mutual Bank, an independent, community-based bank that operates 12 full-service banking centers in the Puget Sound area, and loan production offices in Tacoma and Vancouver, Washington, and a sales finance office in Jacksonville, Florida.

www.firstmutual.com

EQUAL HOUSING LENDER

Member FDIC

This press release contains forward-looking statements, including, among others, statements about our outlook for second quarter 2005, our sales finance loan program and the continued sales and servicing of a portion of those loans, our credit quality, and information from our net interest simulation model and gap report that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements and results of models and reports include, among others, our continuing experience with and development of the sales finance program, various factors affecting general interest rate and net interest margin changes and the fiscal and monetary policies of the government, economic and competitive environment, loan portfolio growth, asset quality, and loan delinquency rates. We disclaim any obligation to update or publicly announce future events or developments that might affect the forward-looking statements herein or to conform these statements to actual results or to changes in our expectations. For further information regarding First Mutual, please read the First Mutual reports filed with the SEC and available at www.sec.gov.

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STATEMENT OF OPERATIONS		Quarters Ended March 31,	
(Unaudited) (Dollars In Thousands, Except Per Share Data)	Percentage Change	2005	2004
INTEREST INCOME:			
Loans Receivable		$ 13,932	$ 11,881
Interest on Available for Sale Securities		1,271	777
Interest on Held to Maturity Securities		94	109
Interest Other		102	137
Total Interest Income	19%	15,399	12,904
INTEREST EXPENSE:			
Deposits		3,571	2,881
FHLB Advances and Other		2,028	1,533
Total Interest Expense	27%	5,599	4,414
Net Interest Income	15%	9,800	8,490
Provision For Loan Losses		(400)	(250)
Net Interest Income After Loan Loss Provision	14%	9,400	8,240
NONINTEREST INCOME:			
Gain on Sales of Loans		525	345
Servicing Fees, Net of Amortization		326	33
Gain on Sales of Investments		-	71
Fees on Deposits		135	144
Other		384	305
Total Noninterest Income	53%	1,370	898
NONINTEREST EXPENSES:			
Salaries and Employee Benefits		3,946	3,263
Occupancy		784	696
Other		2,133	1,681
Total Noninterest Expenses	22%	6,863	5,640
Income Before Federal Income Tax		3,907	3,498
Federal Income Tax		1,323	1,184
NET INCOME	12%	$ 2,584	$ 2,314
EARNINGS PER COMMON SHARE:			
Basic	11%	$ 0.49	$ 0.44
Diluted	12%	$ 0.47	$ 0.42
WEIGHTED AVERAGE SHARES OUTSTANDING (1):			
Basic		5,301,235	5,222,639
Diluted		5,552,302	5,476,474

(1) All per share data adjusted to reflect the 10% stock dividend issued on April 7, 2004.

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BALANCE SHEET *(Unaudited) (Dollars in Thousands, Except Per Share Data)*	Annual Percentage Change	March 31, 2005	December 31, 2004	March 31, 2004
ASSETS:				
Interest-Earning Deposits		$ 2,167	$ 309	$ 1,344
Noninterest-Earning Demand Deposits and Cash on Hand		13,301	13,536	13,486
Total Cash and Cash Equivalents	4%	15,468	13,845	14,830
Mortgage-Backed and Other Securities, Available For Sale		124,349	124,225	84,714
Loans Receivable, Held For Sale		10,854	10,064	4,698
Mortgage-Backed and Other Securities, Held To Maturity (Fair Value of $8,339, $7,827 and $8,438, respectively)		8,288	7,720	8,270
Loans Receivable		821,483	808,643	763,436
Reserve For Loan Losses		(9,490)	(9,301)	(8,586)
Loans Receivable, Net	8%	811,993	799,342	754,850
Accrued Interest Receivable		4,676	4,300	3,860
Land, Buildings and Equipment, Net		29,541	27,994	24,365
Federal Home Loan Bank (FHLB) Stock, at Cost		12,998	12,919	11,145
Servicing Assets		1,893	1,525	713
Other Assets		1,842	1,849	1,877
TOTAL ASSETS	12%	$ 1,021,902	$ 1,003,783	$ 909,322
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Money Market Deposit and Checking Accounts		$ 242,150	$ 254,436	$ 205,893
Savings		8,570	8,434	9,023
Time Deposits		440,952	412,499	389,476
Total Deposits	14%	691,672	675,369	604,392
Drafts Payable		445	378	240
Accounts Payable and Other Liabilities		12,254	14,106	5,699
Advance Payments by Borrowers for Taxes and Insurance		3,014	1,676	3,067
FHLB Advances		234,953	234,207	224,379
Other Advances		1,600	1,600	500
Long-Term Debentures Payable		17,000	17,000	17,000
Total Liabilities	12%	960,938	944,336	855,277
STOCKHOLDERS' EQUITY:				
Common Stock $1 Par Value-Authorized, 10,000,000 Shares Issued and Outstanding, 5,308,294, 5,288,489, and 5,248,317 Shares, Respectively		$ 5,308	$ 5,288	$ 5,248
Additional Paid-in Capital		45,842	45,595	45,078
Retained Earnings		11,327	9,220	3,568
Accumulated Other Comprehensive Income (Loss):				
Unrealized Gain (Loss) on Securities Available for Sale and Interest Rate Swap, Net of Federal Income Tax		(1,513)	(656)	151
Total Stockholders' Equity	13%	60,964	59,447	54,045
TOTAL LIABILITIES AND EQUITY	12%	$ 1,021,902	$ 1,003,783	$ 909,322

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FINANCIAL RATIOS (1)	Quarter Ended	Year Ended	Quarter Ended
(Unaudited)	March 31, 2005	December 31, 2004	March 31, 2004
Return on Average Equity	17.17%	16.84%	17.65%
Return on Average Assets	1.02%	1.00%	1.05%
Efficiency Ratio	61.44%	61.10%	60.08%
Annualized Operating Expense/Average Assets	2.71%	2.64%	2.55%
Yield on Earning Assets	6.16%	5.89%	5.91%
Cost of Interest-Bearing Liabilities	2.36%	1.78%	2.09%
Net Interest Spread	3.80%	4.11%	3.82%
Net Interest Margin	4.08%	4.06%	4.03%
Tier 1 Capital Ratio	7.40%	7.27%	7.46%
Risk Adjusted Capital	11.98%	11.88%	12.18%
Book Value Per Share	$ 11.48	$ 11.24	$ 10.30

(1) All per share data adjusted to reflect the 10% stock dividend issued on April 7, 2004.

AVERAGE BALANCES	Quarter Ended	Year Ended	Quarter Ended
(Unaudited) (Dollars in Thousands)	March 31, 2005	December 31, 2004	March 31, 2004
Average Assets	$ 1,012,843	$ 932,314	$ 885,083
Average Equity	$ 60,206	$ 55,137	$ 52,436
Average Net Loans (Including Loans Held for Sale)	$ 816,127	$ 767,427	$ 742,498
Average Deposits	$ 683,521	$ 629,630	$ 594,141
Average Earning Assets	$ 982,613	$ 889,217	$ 844,439

LOAN DATA	Quarter Ended	Year Ended	Quarter Ended
(Unaudited) (Dollars in Thousands)	March 31, 2005	December 31, 2004	March 31, 2004
Net Loans (Including Loans Held for Sale)	$ 822,847	$ 809,406	$ 759,548
Non-Performing/Non-Accrual Loans (90+ Delinquent)	$ 954	$ 1,004	$ 1,577
as a Percentage of Gross Loans	0.11%	0.12%	0.21%
Real Estate Owned Loans and Repossessed Assets	$ 3	$ 3	$ 9
Total Non-Performing Assets	$ 957	$ 1,007	$ 1,586
as a Percentage of Total Assets	0.09%	0.10%	0.17%
Loan Loss Reserves	$ 9,490	$ 9,301	$ 8,586
as a Percentage of Gross Loans	1.14%	1.14%	1.12%
Loan Loss Provision	$ 400	$ 1,565	$ 250
Net Charge-Offs from Reserves	$ 211	$ 670	$ 71

FINANCIAL DETAILS

Our net interest income for the first quarter increased $1.3 million, or 15%, relative to the same period last year. This improvement resulted from growth in our earning assets, which accounted for the majority of the improvement, as well as the net effects of asset and liability repricing. The following table illustrates the effects to our net interest income of balance sheet growth and rate changes on our assets and liabilities, with the results attributable to the level of earning assets classified as "volume" and the effects of asset and liability repricing labeled "rate."

Rate/Volume Analysis (Dollars in 000s)	Quarter Ended March 31, 2005 vs. March 31, 2004 Increase/(Decrease) due to		
	Volume	Rate	Total
Interest Income			
Total Investments	$ 420	$ 24	$ 444
Total Loans	1,175	876	2,051
Total Interest Income	$ 1,595	$ 900	$ 2,495
Interest Expense			
Total Deposits	$ 436	$ 254	$ 690
FHLB and Other	272	223	495
Total Interest Expense	$ 708	$ 477	$ 1,185
Net Interest Income	**$ 887**	**$ 423**	**$ 1,310**

Earning Asset Growth (Volume)

For the first quarter of 2005, the growth in our earning assets contributed an additional $1.6 million in interest income relative to the first quarter of last year. Partially offsetting this income, however, was additional interest expense incurred from the funding sources used to accommodate the asset growth. The additional expense associated with these funding sources totaled $708,000 for the quarter. Consequently, the net impact of asset growth was an improvement in net interest income of $887,000, or 68% of the total increase in net interest income compared to the first quarter of last year.

(Dollars in 000s)

Quarter Ended	Average Earning Assets	Average Net Loans	Average Deposits
March 31, 2004	$844,439	$742,498	$594,141
June 30, 2004	893,451	773,561	620,606
September 30, 2004	929,335	790,319	647,560
December 31, 2004	945,684	801,235	666,835
March 31, 2005	962,613	816,127	683,521

Our average earning assets totaled $963 million during the first quarter, an increase of $118 million, or 14% over the first quarter of 2004. As can be observed in the table above, the majority of this growth was attributable to additional balances in our loan portfolio, which grew substantially, particularly in the second quarter of 2004, with some of the strongest growth observed in residential construction and mortgage loans. In addition to the loan growth illustrated in the table above, we significantly increased the size of our securities portfolio in the second quarter of 2004.

Prior to 2001, our securities portfolio represented a much larger component of our total asset mix than in the years that followed. As rates declined in 2001, 2002 and 2003, prepayments on mortgage backed securities held in our portfolio accelerated, due in large part to the refinancing of the underlying mortgages at lower interest rates. Additionally, the falling interest rates resulted in many securities trading at premiums to their par values. Consequently, some securities were sold from the portfolio during this timeframe to recognize those gains before the securities paid off at their par values. The volume of new securities acquired during these periods was typically well below the value of securities paid off and/or sold, as we were reluctant to add significant volumes of securities to the balance sheet with interest rates at very low levels. With rates finally starting to move upward in 2004, we felt more comfortable acquiring securities, typically short-term hybrid ARM securities. As a result, our securities portfolio totaled $133 million as of March 31, 2005, an increase of 43%, or $40 million over the level one year earlier.

Most of our asset growth was funded with additional deposits, including time deposits issued in institutional markets through deposit brokerage services. We also used advances from the Federal Home Loan Bank of Seattle (FHLB) to facilitate asset growth, and to match fund specific asset categories. For the first quarter, our deposits averaged nearly $684 million, representing growth of almost

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$90 million over the average level of first quarter 2004. On a quarter-end March 31, 2005 versus March 31, 2004 basis, deposits grew by $87 million, with checking and money market balances accounting for $36 million, or 42% of the total growth. In the first three months of this year, however, our checking and money market balances declined $12 million from their level as of December 31, 2004. While our total deposits continued to grow, with over $28 million in new time deposits added over the same period, this represented a departure from the last couple of years, in which growth of checking and money market balances accounted for the majority of all deposit growth.

While short-term interest rates remained at historically low levels, most investors viewed the rates offered on time deposits as unattractive. Consequently, these depositors often chose to keep their balances in money market accounts, which offer greater liquidity, typically in exchange for a modest trade-off in yield. With the increases in short-term interest rates over the last year now affecting the pricing of retail deposits, however, the rates paid on time deposits have become more attractive. Since rate increases apply not only to newly opened accounts, but all existing balances as well, it is now more difficult to grow checking and money market balances without incurring exorbitant marginal expense. While the growth of checking and money market balances remains a priority and is an important part of our future funding strategy, at this point we believe the marginal cost that would be incurred to drive growth in these account types would outweigh the benefits of such a strategy.

Asset Yields and Funding Costs (Rate)

For the first quarter of 2005, the net effects of repricing on our assets and liabilities contributed an additional $423,000 to our net interest income, or 32% of the total difference relative to first quarter 2004.

On the asset side, our loan portfolio accounted for $876,000, or virtually all of the $900,000 rate-related increase in interest income. As adjustable-rate loans account for approximately 91% of our loan portfolio, almost all loan types benefited from increases in short-term market interest rate indices over the last 12 months and earned additional interest income relative to the first quarter of 2004 as a result of rate movements and repricing.

By comparison, very little impact from repricing was observed in our securities portfolio, due to the percentage of the portfolio invested in fixed-rate and hybrid ARM securities, which have not benefited from rising rate indices over the last 12 months. Additionally, the rate-related benefits that were recognized from the repricing of adjustable-rate securities in our portfolio were largely offset by a reduction in the dividend on our holdings of stock in the FHLB relative to the prior year.

As a member of the FHLB, and to utilize FHLB advances as a funding source for our lending and investment activities, we maintain a position in FHLB stock. Our position in this stock, which totaled approximately $13 million for the first quarter, has historically paid dividends on a quarterly basis. Based on recent events at the FHLB, however, no dividend was received from the FHLB in the fourth quarter of 2004, and the dividend in the first quarter of 2005 was well below the rate paid in the first quarter of last year. No dividend is expected in the second quarter.

On the liability side of the balance sheet, repricing increased our first quarter interest expense on both deposits and FHLB advances relative to the first three months of 2004. The interest rate increases that drove loan and wholesale funding rates higher over the last year have also begun to influence the deposit rates offered by our competitors, resulting in rate-related increases in interest expense on both our non-maturity and time deposit accounts. Also contributing to the higher rates for money market accounts for the quarter were our higher rate/higher balance "Extreme" market-rate accounts for both our individual and business depositors, which were introduced last summer.

Net Interest Margin

Quarter Ended	Net Interest Margin
March 31, 2004	4.03%
June 30, 2004	3.97%
September 30, 2004	3.99%
December 31, 2004	3.99%
March 31, 2005	4.08%

Our net interest margin totaled 4.08% for the first quarter of 2005, exceeding its first quarter 2004 level by five basis points, rising nine basis points from its level in the second half of 2004, and at the middle of our forecasted range of 4.05% to 4.10%. This improvement was largely attributable to the rising short-term interest rates observed over the last 12 months, and the timing differences between the resulting impacts on our loan and retail deposit portfolios.

As noted above, adjustable-rate loans accounted for approximately 91% of our loan portfolio as of March 31, 2005. For the majority of these loans, repricing occurs on an annual basis. A notable exception to this would be those loans tied to the prime rate, which typically reprice within one or two days of any increase in the Federal Funds target rate by the Federal Reserve. Consequently, most of the loans in our portfolio benefited from increases in short-term market interest rate indices over the last 12 months and earned additional interest income relative to the first quarter of 2004.

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By comparison, rates on our retail deposits are managed internally and not typically subject to any sort of systematic adjustments based on movements in market rate indices. Instead, retail deposit rates tend to lag major interest rate indices; that is, remain static until some time after the market indices have begun moving. Retail deposit rates then typically continue to move for some time after the market rates stabilize or plateau at a given level. Consequently, while loan rates systematically repriced upwards, we postponed raising our retail deposit rates for as long as practical given our funding requirements and the rates offered by other institutions in our local market. By the end of the first quarter, however, the deposit rates offered by our competitors in our local market had begun moving upwards in response to increases in market interest rates, and were rising at a faster rate than most major indices used for pricing in our loan portfolio. As a result, it is unlikely that we will continue to see similar margin expansion going forward as a result of the timing differences between loan and deposit repricing. In fact, if short-term rates near a point of stabilization, we would likely see compression occurring in our net interest margin in subsequent quarters as the effects of systematic loan repricing diminish, while deposit rates continue to trend upward for some time afterwards based on the lagging nature of retail deposit rate movements.

Additionally, the change in our deposit mix in the first quarter could potentially contribute to future compression of our net interest margin. While growth was observed in our checking and money market deposits relative to March 31, 2004, these balances have declined since year end. These balances typically represent a lower-cost source of funding and time deposits a higher-cost source, even more so as rates rise. To the extent that we continue to see movement from the checking and money market balances to time deposits, our net interest margin could continue to be negatively impacted. As noted above, the growth of checking and money market balances remains a priority for us and is still viewed as an important part of our future funding strategy. At this point, however, based on the existing balances that would be subject to repricing, we believe the marginal cost that would be incurred to drive growth in these account types would outweigh the benefits of such a strategy.

Gap Report

Based on February 28, 2005 model, our one-year gap position totaled -2.3% and implied liability sensitivity, with more liabilities than assets expected to mature, reprice, or prepay over the following 12 months. This represented a decline from the gap ratio as of the December 31, 2004 year end, which indicated an asset sensitive position of 2.6%. The gap report had previously implied an asset sensitive position for a number of quarters, dating back to September 2001.

Net Interest Income Simulation

The results of our income simulation model constructed using data as of February 28, 2005 indicate that our net interest income is projected to increase by 0.43% from its "base case" level in an environment where interest rates gradually increase by 200 bps over a 12-month period, and decline 0.92% from the "base case" in a scenario in which rates fall 100 bps. The magnitudes of these changes suggest that there is little sensitivity in net interest income from the "base case" level over a 12-month horizon, with relatively consistent net interest income in all three scenarios.

These changes indicated by the simulation model represent variances from a "base case" scenario, which is our forecast of net interest income assuming interest rates remain unchanged from their current levels and that zero balance sheet growth occurs over the forecasted timeframe. The base model will, however, illustrate the future effects of rate changes that have already occurred but have not yet flowed through to all the assets and liabilities on our balance sheet. These changes will either increase or decrease net interest income, depending on the timing and magnitudes of those changes.

The current forecast of a decline in the margin in the second quarter of 2005 represents an implication of the "base case" scenario. As a result of recent movement in retail deposit rates and resulting changes observed in customer deposit preferences, as well as the change in the slope of the yield curve, the "base case" forecast suggests that the net interest income margin will decline from its first quarter level. The rising and falling rate ramp scenarios, on the other hand, indicate that if the slope of the yield curve remains the same, and customer loan and deposit preferences do not further change in response to additional parallel movements of the yield curve, then a further 200 basis point increase in rates will not significantly degrade net interest income from what is presently expected in the base case. In the event the simulation model indicated that the increase or decrease in interest rates over the following 12 months would adversely affect our net interest income over the same period by more than 10% relative to the "base case" scenario, we would consider the indicated risk to have exceeded our internal policy limit.

In all interest rate scenarios, the size of the balance sheet is assumed to remain stable, with no balance sheet growth or contraction regardless of interest rate movements.

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NONINTEREST INCOME

Gain on Sale of Loans

Gain on Loan Sales	Quarter Ended March 31, 2005	2004	$ Change	% Change
Consumer Loan Sales Gains	$ 501,000	$ 275,000	$ 226,000	82%
Commercial Loan Sales Gains	0	43,000	(43,000)	NA
Residential Loan Sales Gains	24,000	27,000	(3,000)	(15%)
Total Gains on Loan Sales	**$ 525,000**	**$ 345,000**	**$ 180,000**	**52%**

Loans Sold	Quarter Ended March 31, 2005	2004	$ Change	% Change
Consumer Loans Sold	$ 10,638,000	$ 7,672,000	$ 2,966,000	39%
Commercial Loans Sold	0	10,828,000	(10,828,000)	NA
Residential Loans Sold	7,152,000	8,320,000	(1,168,000)	(14%)
Total Loans Sold	**$ 17,790,000**	**$ 26,820,000**	**$ (9,030,000)**	**(34%)**

In the first quarter of 2005, our gains on loan sales significantly exceeded those of the prior year, driven largely by increased sales of consumer loans. For the quarter, gains totaled $525,000, representing an increase of 52% over the first quarter of 2004. As evidence that the increase in gains on sales was attributable to a change in the mix of loans sold, rather than increased sales volumes, total loans sold declined 34% from the same period last year.

Continuing a trend established over the course of 2004, consumer loan sales, particularly sales finance loans, had the most significant impact on our loan sale gain this quarter, with gains of $501,000 recognized on loan sales totaling $10.6 million. This far exceeded the $275,000 realized on sales of $7.7 million for the first quarter of 2004. Our current plan is to continue selling approximately $6 million to $8 million in sales finance loans each quarter, though actual sales in a given quarter may fall above or below this range depending on a number of factors including, but not limited to, quarterly loan production and net portfolio growth. Additionally, as we typically continue the servicing functions for those loans, these sales have resulted in substantial growth in our service fee income.

In contrast, residential loan sale gains were down from the prior year, declining 15% from the first quarter 2004 level, based on a 14% reduction in the volume of loans sold compared to the same period last year. While production volumes for residential loans exceeded those originated in the first quarter of last year, a greater percentage of this year's production was centered in custom construction loans, which have been retained within our portfolio.

No commercial loans were sold in the first three months of this year, which is in sharp contrast to significant loan sales in the first quarter of last year. Commercial loan sales are generally used to limit our credit exposure to a specific borrower. In the first quarter, we did not originate loans to any specific borrower such that we were forced to sell loans or participations in order to limit our aggregate credit exposure to the borrower.

Service Fee Income

	Quarter Ended March 31, 2005	2004	$ Change	% Change
Consumer Loan Service Fees	$ 300,000	$ 23,000	$ 277,000	1204%
Commercial Loan Service Fees	24,000	12,000	12,000	100%
Residential Loan Service Fees	2,000	(2,000)	4,000	200%
Service Fee Income	**$ 326,000**	**$ 33,000**	**$ 293,000**	**888%**

For the first quarter of 2005, our total servicing fee income rose 888% over that earned in the first quarter of 2004, based on a 12-fold increase in servicing fees earned from our portfolios of consumer loans serviced for others. This increase in consumer loan service fees was attributable in large part to a change in the amortization period assumed for the underlying servicing asset.

Servicing assets are recorded when we sell loans from our portfolio to other investors, and continue to service those loans for the investors following the sale. To determine the fair value of the servicing assets, we utilize a valuation model that calculates the present value of future cash flows for the loans sold, based on assumptions including market discount rates, anticipated prepayment speeds, estimated servicing cost per loan, and other relevant factors. These factors are subject to significant fluctuations, and the estimates used in the models are subject to review and revision based on actual experience and changes in expectations for the future. The calculated value of the servicing rights is then capitalized and amortized in proportion to, and over the period of, estimated future net servicing income.

Based on a review of our assumptions in the first quarter of 2005, we determined that the amortization period for the servicing rights on our consumer loan servicing portfolio was significantly shorter than the term over which these loans would be expected to provide net servicing income. Consequently, we revised the amortization period such that the average life of the amortization schedule would correspond with the average life we are currently observing for the underlying loan portfolio.

Any projection of servicing asset amortization in future periods is limited by the conditions that existed at the time the calculations were performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

In addition to the effects of this change in estimates, the income received for servicing consumer loans has grown as a result of the increased level of sales finance loan sales over the last several quarters, and corresponding growth in our portfolio of consumer loans serviced for others. The fees earned on the portfolio of sales finance loans sold and serviced are expected to continue to grow, though at a decreasing rate, as additional loans are sold each quarter to manage the size of the sales finance loan portfolio.

An increase was also observed in service fee income earned on our commercial loans serviced for others based on participations sold in the last three quarters of 2004. By comparison, residential loans are typically sold servicing released, which means we no longer service those loans once they are sold. Consequently, we do not view these loans as a significant source of servicing fee income.

Other Noninterest Income

	Quarter Ended March 31,			
	2005	2004	$ Change	% Change
Rental Income	$ 166,000	$ 168,000	$ (2,000)	(1%)
Loan Fees	69,000	22,000	47,000	214%
ATM/Wires/Safe Deposit	56,000	38,000	18,000	47%
Late Charges	48,000	36,000	12,000	33%
Miscellaneous	45,000	41,000	4,000	10%
Total Other Noninterest Income	**$ 384,000**	**$ 305,000**	**$ 79,000**	**26%**

Our other noninterest income for the first quarter of 2005 rose $79,000, or 26% over the first quarter of last year. While an increase in loan fee income made the largest single contribution, significant improvements were also observed in late charge fees received on our loan portfolio, as well as Visa and ATM fees, which have grown and are expected to continue rising as checking accounts become a greater piece of our overall deposit mix.

Loan fees increased $47,000 compared to the first quarter of 2004, as prepayment fees totaled $68,000, up from $21,000 last year. In recent quarters, short-term interest rates have risen, while longer-term interest rates, such as the 10-year U.S. Treasury rate, which are more indicative of mortgage rates, have tended to move within a range without any discernible upward or downward tendency. Combined, these movements have resulted in a flattening of the yield curve. We believe that this flattening, and expectations that rates could move upwards in the foreseeable future, have contributed to the higher level of loan payoffs and prepayment fees observed over the last several quarters. As this flattening of the yield curve reduces the rate differential between short- and long-term financing costs, the financial incentive for borrowers to use shorter-term, adjustable-rate financing rather than longer-term, fixed-rate loans diminishes. This, in turn, provides borrowers with short-term or adjustable-rate loans with an incentive to refinance with long-term fixed rates. Given the uncertainties in interest rates and borrower expectations, we do not know if the higher level of prepayment fees is likely to continue.

NONINTEREST EXPENSE

Salaries and Employee Benefits expenses increased by $683,000, or 21%, from $3.3 million in the first quarter of 2004 to more than $3.9 million for the same period in 2005, and accounted for approximately 56% of the increase in total noninterest expense.

	1Q 2005	1Q 2004	$ Change	% Change
Salaries	$2,621,000	$2,199,000	$ 422,000	19%
Commissions and Incentive Bonuses	511,000	333,000	178,000	53%
Employment Taxes & Insurance	289,000	260,000	29,000	11%
Temporary Office Help	42,000	35,000	7,000	20%
Benefits	483,000	436,000	47,000	11%
Total Salary & Benefit Expenses	$3,946,000	$3,263,000	$ 683,000	21%

The majority of the increase in salary and benefit expense was the result of higher staffing levels, which, as measured by full-time-equivalent (FTE) employee count, increased 7% between the ends of the first quarters of 2004 and 2005. The staff additions over the last 12 months have been distributed throughout the Bank, and consisted primarily of positions pertaining to the origination and/or servicing of our loan portfolio or retail deposits. Near the end of the first quarter of 2004, we also added two senior management level positions that resulted in a greater than normal impact on compensation cost relative to the first quarter of last year.

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Also contributing to the increase in salary and benefit expense was higher incentive compensation, particularly in our Business Banking and Residential lending divisions. The increase for the Business Banking division was due primarily to a return to a more normal level of incentive compensation this year, compared to a below average level of expense in the first quarter of 2004, while payouts to Residential lending officers increased relative to the prior year based on higher loan volumes.

The table below details our staffing levels, total salaries and benefits expense and the quarterly changes thereto over the last five quarters. As would be expected, on a sequential-quarter basis, our personnel expenses peak in the final quarter of each year based on the payouts of year-end commissions, bonuses, and other incentive compensation. Following these year-end payouts, personnel expenses typically decline in the first quarter. The decline in the first quarter of 2004 was particularly noticeable due to the previously mentioned below-average level of incentive compensation paid in that quarter. For the first quarter of 2005, quarterly incentive compensation payments returned to what we would consider a more normal level, thus the decline observed between the fourth quarter of 2004 and the first quarter of 2005 is more representative of our expectation for a typical quarter-to-quarter change. Annual salary increases for existing staff occur in April, and thus are reflected in the second quarter each year. Consequently, as was the case in 2004, an increase can be observed between the first and second quarters without any additions to staff. In the third quarter of 2004, our compensation-related expenses then rose 5% on a quarter-over-quarter basis based on a high level of staff additions. The significant increase in the fourth quarter was attributable to the combination of several additions to staff and the payout of year-end incentive compensation.

Quarter Ended	FTE	Salary and Benefit Expense	Quarter-to-Quarter Change	% Change
March 31, 2004	204	$ 3,263,000	$ (249,000)	(7%)
June 30, 2004	201	3,392,000	129,000	4%
September 30, 2004	214	3,553,000	161,000	5%
December 31, 2004	220	4,053,000	500,000	12%
March 31, 2005	219	3,946,000	(107,000)	(3%)

Occupancy Expense increased $88,000, or 13% relative to the first quarter of last year, based primarily on higher software licensing costs and depreciation expense.

	Quarter Ended March 31, 2005	Quarter Ended March 31, 2004	$ Change	% Change
Rent Expense	$ 78,000	$ 83,000	$ (5,000)	(6%)
Utilities and Maintenance	189,000	175,000	14,000	8%
Depreciation Expense	338,000	314,000	24,000	8%
Other Occupancy Costs	179,000	124,000	55,000	44%
Total Occupancy Expenses	**$ 784,000**	**$ 696,000**	**$ 88,000**	**13%**

Depreciation expense rose $24,000 compared to the first quarter of last year based on capital expenditures made over the last 12 months for retail banking center expansion remodel projects, growth in our information systems infrastructure, and investment in enterprise software. We expect these costs to continue to rise in 2005 as we complete the remodeling projects on our First Mutual Center headquarters building and additional banking centers and begin depreciating those assets.

Most of the increase in occupancy expense occurred in "other occupancy costs," which includes items such as real estate and personal property taxes, expenditures for rental or acquisition of non-capitalized equipment, and software licensing. For the first quarter of 2005, our software licensing costs accounted for the majority of this category's increase, rising $30,000 over the prior year, as a result of a new software licensing agreement with Microsoft that began in January of this year. Also contributing to the increased level of expenses were higher property taxes and non-capitalized equipment expenditures associated with the relocation of several departments to recently remodeled areas within First Mutual Center.

Other Noninterest Expense rose by $452,000, or 27%, driven largely by credit insurance premiums paid on our sales finance loan portfolio, as well as additional outside services and marketing expenses.

	Quarter Ended March 31, 2005	Quarter Ended March 31, 2004	$ Change	% Change
Marketing & Public Relations	$ 354,000	$ 285,000	$ 69,000	24%
Credit Insurance	333,000	157,000	176,000	112%
Outside Services	198,000	149,000	49,000	33%
Taxes	141,000	128,000	13,000	10%
Information Systems	247,000	216,000	31,000	14%
Other	860,000	746,000	114,000	15%
Total Other Noninterest Expenses	**$ 2,133,000**	**$ 1,681,000**	**$ 452,000**	**27%**

The most significant growth in the first quarter's other noninterest expenses came from credit insurance premiums for our sales finance loan portfolio, which increased $176,000 relative to the first three months of 2004. In the fourth quarter of 2002, we began to insure against default risk on loans to borrowers with credit scores below 720. The premiums for this coverage, currently 2.7% of insured balances, have risen steadily based on the growth of insured loan balances in the sales finance portfolios. As of March 31, 2005, insured balances had grown to $49.6 million and accounted for 45% of the total Bank and serviced-for-others sales finance portfolios. We expect to see further increases in our premiums going forward as the balances of our insured sales finance loans continue to grow.

Marketing and public relations expenses totaled $354,000 for the first quarter this year, an increase of 24% over the same period last year, as an unusually high level of marketing expense was observed in January 2005. Following that spike, marketing expense returned to a significantly lower, normalized level.

Expenses associated with miscellaneous outside services rose $49,000, or 33%, compared with the first quarter of the prior year. Most of this increase was the result of outside services associated with the relocation of several departments to recently remodeled areas within First Mutual Center.

Accounting and auditing fees also increased significantly, rising $33,000, or 79%, from their first quarter 2004 level. The growth in expenses associated with these services has been largely attributable to additional work mandated by the Sarbanes-Oxley Act of 2002. We also expect to engage consultants on a limited basis in 2005, an expense that we did not incur in 2004. It is also possible that new regulations related to the Act will be promulgated that will result in our incurring additional costs implementing those regulations.

NON-PERFORMING ASSETS

Our exposure to non-performing loans and repossessed assets as of March 31, 2005 was:

Three single-family residences, one in OR, one in ID, and one in WA. No anticipated loss.	$ 607,000	
Thirty-two consumer loans. Full recovery anticipated from insurance claims.	238,000	
Two business loans. No anticipated loss.	73,000	
Three consumer loans. Possible loss of $34,000.	36,000	
TOTAL NON-PERFORMING LOANS		$ 954,000
TOTAL REAL ESTATE OWNED AND REPOSSESSED ASSETS		3,000
TOTAL NON-PERFORMING ASSETS		$ 957,000

PORTFOLIO INFORMATION

Commercial Real Estate Loans. The average loan size (excluding construction loans) in the Commercial Real Estate portfolio was $743,000 as of March 31, 2005, with an average loan-to-value ratio of 64%. At quarter-end, three of these commercial loans were delinquent for 30 days or more. Small individual investors or their limited liability companies and business owners typically own the properties securing these loans. The portfolio is split between residential use (multi-family or mobile home parks) and commercial use. At quarter-end, the breakdown was 45% residential and 55% commercial.

The loans in our commercial real estate portfolio are well diversified, secured by small retail shopping centers, office buildings, warehouses, mini-storage facilities, restaurants and gas stations, as well as other properties classified as general commercial use. To diversify our risk and to continue serving our customers, we sell participation interests in some loans to other financial institutions. About 14% of commercial real estate loan balances originated by the Bank have been sold in this manner. We continue to service the customer's loan and are paid a servicing fee by the participant. Likewise, we occasionally buy an interest in loans originated by other lenders. About $15 million of the portfolio, or 4%, has been purchased in this manner.

Sales Finance (Home Improvement) Loans. The level of loan production in the first quarter of 2005 was essentially the same as production in the first quarter of 2004. While production remained steady, portfolio growth has been negative because we are selling a greater percentage of the new production. Prepayment speeds continue to fall in a range of between 30% and 40%.

	Bank Portfolio Balance	Servicing Balance	Insured Balance (Bank Portfolio and Servicing Balance)
March 31, 2004	$ 63 million	$ 16 million	$ 32 million
June 30, 2004	67 million	22 million	39 million
September 30, 2004	68 million	31 million	45 million
December 31, 2004	69 million	37 million	48 million
March 31, 2005	67 million	44 million	50 million

During the first quarter 2005, the average new loan amount was $10,700. The current average remaining loan amount in the servicing portfolio is $9,300. Loans with principal balances representing 40% of the Bank's portfolio balance have credit insurance in place, and 33% (by balance) of the loans originated in the first quarter were insured.

Noted below is the charge-off table for the uninsured portfolio, and the claims experience table for the insured portfolio:

UNINSURED PORTFOLIO

	Loan Balance	Net Charge-Offs	Charge-offs as a Percent (%) of Portfolio	Percent (%) Delinquent Loans
March 31, 2004	$40 million	$ 50,000	0.13%	0.81%
June 30, 2004	41 million	136,000	0.33%	0.51%
September 30, 2004	40 million	71,000	0.18%	0.75%
December 31, 2004	41 million	100,000	0.24%	0.66%
March 31, 2005	40 million	141,000	0.35%	0.62%

INSURED PORTFOLIO

	Claims Paid	Claims as a Percent (%) of Insured Balance	Percent (%) of Delinquent Loans (FMSB Portfolio)
March 31, 2004	$351,000	1.18%	1.93%
June 30, 2004	315,000	0.89%	1.51%
September 30, 2004	265,000	0.64%	2.11%
December 31, 2004	492,000	1.06%	2.58%
March 31, 2005	516,000	1.05%	2.75%

Our portfolio at March 31, 2005, totaled $67 million, of which $27 million is insured. The $40 million of uninsured loans with an average credit score of 729 has performed at a fairly consistent level in terms of loan losses as a percent of the portfolio over the last five quarters, ranging from 0.13% to 0.35% during that time. The significant change has occurred in the lower credit score (insured) portfolio, which has an average credit score of 668. Losses incurred in that portfolio are submitted to our credit insurer for reimbursement. The claims experience in the last 12 months has ranged between 0.64% (claims as a percent of insured balances) and 1.18%. The delinquency ratios on the insured portfolio have ranged between 1.51% and 2.75% over the last five quarters.

Our contract with the credit insurer provides them with a maximum exposure limit of 10% of the loan balances. Each year's loan production that is insured is treated as a separate portfolio in terms of the 10% limit. The first pool that was insured included loans closed between October 2002 and September 2003 and totaled $21.8 million, with a maximum loss that could be claimed of $2.2 million. The loans in that pool currently have a balance of $12.3 million and we have a remaining lifetime loss credit of $760,000. Our loss credit balance is 6.2% of the remaining balance on the loans in the 2002/2003 policy year. The remaining lifetime loss credit in this first policy year has steadily declined from 9.2% in the second quarter of 2004 to 6.2% at the end of first quarter 2005. This indicates that the claims experience is occurring faster than the pool's principal balance is paid down. Our preference is that the remaining lifetime loss credit be at least 10% of the remaining balance of the loans from that policy year. Levels below 10% indicate a higher possibility that the remaining lifetime loss credit for that policy year could be extinguished, resulting in credit risk to the Bank on the loans remaining from that policy year. The delinquency rate on the loans from that policy year, after a year of normal seasoning, have been in a range between 2.55% and 3.58%. As of March 31, 2005, the delinquency rate for that policy year was 3.31%.

The 2003 pool (loans insured between October 2003 and September 2004) contained insured loans of $35 million and a maximum loss that could be claimed of $3.5 million. Our remaining insured balance is $25.6 million and our remaining lifetime loss credit is $2.85 million (or 11.1% of the remaining balances). Through March 31, 2005, we have to date submitted $650,000 in claims against this pool. The delinquency rate on the loans from that policy year, after a year of normal seasoning, has ranged between 2.44% and 3.18%, which was the delinquency rate on March 31, 2005.

PORTFOLIO DISTRIBUTION

The loan portfolio distribution at the end of the first quarter was as follows:

Single Family (including loans held-for-sale)	23%
Income Property	40%
Business Banking	12%
Commercial Construction	3%
Single Family Construction:	
Spec	2%
Custom	9%
Consumer	11%

Adjustable-rate loans accounted for 91% of our total portfolio.

DEPOSIT INFORMATION

The number of business checking accounts increased 26%, from 1,605 at March 31, 2004, to 2,021 as of March 31, 2005, a gain of 416 accounts. The deposit balances for those accounts grew 53%. Consumer checking accounts also increased, from 5,967 in the first quarter of 2004 to 7,059 this year, an increase of 1,092 accounts, or 18%. Our total balances for consumer checking accounts rose 23%.

The following table shows the distribution of our deposits.

	Time Deposits	Checking	Money Market Accounts	Regular Savings
March 31, 2004	64%	11%	23%	2%
June 30, 2004	65%	12%	22%	1%
September 30, 2004	63%	13%	23%	1%
December 31, 2004	61%	14%	24%	1%
March 31, 2005	64%	13%	22%	1%

OUTLOOK FOR SECOND QUARTER 2005

Net Interest Margin. Our forecast for the first quarter was a range of 4.05% - 4.10%, and for the third consecutive quarter we came in near the middle of our forecast, at 4.08%. Our prediction for the second quarter of year 2005 is a range of 3.90% - 4.00%. We anticipate that a combination of a fixed-rate securities portfolio, the non payment of dividends on our FHLB stock, and a shifting customer preference for time deposits will degrade the margin.

Loan Portfolio Growth. The loan portfolio, excluding loans held-for-sale, grew $13 million, which was within our forecast of $5-$15 million. Our forecast for second quarter is loan growth in the range of $15-$20 million.

Noninterest Income. Our estimate for the first quarter was a range of $1.0 - $1.2 million. The actual result for the quarter was noninterest income of $1.4 million. Most of the variance was due to the sale of modestly more consumer loans than anticipated and an increase in service fee income. We had originally expected to sell $9.5 million in sales finance loans for a gain of $425,000; actual sales amounted to $10.6 million with a net gain of $501,000. Service fee income was anticipated to total $150,000, while actual fee income amounted to $326,000. For the second quarter we are forecasting net gains from sales finance loan sales of $230,000, service fee income of $300,000, and total fee income in the range of $1.0 – $1.2 million.

Noninterest Expense. Noninterest expense increased by 22%, on a quarter-to-quarter comparison, close to our forecast of 21%. On a sequential-quarter basis, operating costs were $6.1 million, $6.8 million, and $6.9 for third quarter 2004, fourth quarter 2004, and first quarter 2005, respectively. Our forecast for second quarter 2005 is $6.8 million, which would be flat sequentially, and a 13% increase over the comparable quarter in 2004.

The "Outlook for Second Quarter 2005" contains our current estimates and forecasts for certain earnings and growth factors. These "outlooks" are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, operations, and prospects, these forward-looking statements are subject to numerous uncertainties and risks, and actual events, results, and developments will ultimately differ from the expectations and may differ materially from those expressed or implied in such forward-looking statements. Factors which could affect actual results include the various factors affecting general interest rate and net interest margin changes and the fiscal and monetary policies of the government, economic conditions in our market area and the nation as a whole; our ability to continue to develop new deposits and loans; our ability to control our expenses while increasing our services, our facilities and the quality of our operations; the impact of competitive products, services, and pricing; and our credit risk management. There are other risks and uncertainties that could affect us which are discussed from time to time in our filings with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. We are not responsible for updating any such forward-looking statements.

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Transmitted on Business Wire at 1:00 pm PDT, April 26, 2005.